

Mail Stop 6010

December 19, 2008

Via U.S. Mail

Mr. Walter Witoshkin
Chief Executive Officer
QuantRx Biomedical Corporation
100 S. Main Street, Suite 300
Doylestown, PA   18901

> **RE: QuantRx Biomedical Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-17119**

Dear Mr. Witoshkin:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief